EXHIBIT 3

Trade Date	Shares of common stock	Price per share
December 12, 2024	138,614	$11.44
December 13, 2024	27,130	$11.14
December 17, 2024	5,000	$11.27
December 18, 2024	125,000	$11.25
December 19, 2024	25,000	$10.97
December 20, 2024	75,000	$10.69
December 30, 2024	17,817	$10.36
January 17, 2025	41,384	$5.72
January 21, 2025	85,203	$6.18
January 22, 2025	125,000	$6.00